September 14, 2016	News Release 16–21
SILVER STANDARD TO SELL PARRAL EXPLORATION PROPERTIES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has entered into a definitive agreement with Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) (“Endeavour Silver”) to sell 100% of its Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties (collectively, the “Parral properties”). Endeavour Silver is a mid-tier precious metals company with a track record of exploring for, developing and operating mines in Mexico.

Paul Benson, President and CEO of Silver Standard said, “The sale of these non-core properties demonstrates our focus on optimizing the portfolio and maximizing value from all of our assets. Through this transaction, we retain exposure to the success of the properties and, importantly, we are enabled to redirect capital elsewhere in our portfolio to continue generating value for our shareholders.”

Under the terms of the definitive agreement, Silver Standard will sell its interest in the Parral properties for aggregate consideration of:

▪
$6.0 million of Endeavour Silver shares issued at closing (based on the average of the closing prices of Endeavour Silver shares sold on the NYSE during the ten trading days prior to the date of the definitive agreement);

▪
The right to receive $200,000 of Endeavour Silver shares for each one million silver ounces included in an estimate of Measured and Indicated Mineral Resources in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects to be prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties (the “Resource Estimate”); and

▪	1.0% net smelter returns royalty on all mineral products from the San Patricio and La Palmilla properties.

In addition, Endeavour Silver has committed to perform a minimum $2.0 million exploration program over a two-year period on the San Patricio and La Palmilla properties, and is required to complete the Resource Estimate within one year after the completion of such program. Completion of the transaction is subject to customary closing conditions, including NYSE and TSX approval. Silver Standard expects the transaction to close in the fourth quarter of 2016.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the closing of the proposed transaction; fully realizing the value of the Endeavour Silver shares, due to changes in price, liquidity or disposal cost; the recoverability of the deferred consideration to be received; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.